SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Launches ‘Multimedia Minute’ Pricing for Audio, Web
and Video Conferencing

World’s Largest Conferencing Specialist Announces Strategy to Support Market Adoption
of Multimedia Conferencing

Denver, Colorado, and Montpellier, France, October 29, 2003 – Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world’s largest multimedia conferencing specialist[1], today announced the Multimedia Minute, the industry’s first flat-rate, per-minute pricing for automated audio, Web and video conferencing services delivered to the desktop.

The new Multimedia Minute bundled pricing plan provides unlimited use of Genesys Meeting Center, on demand, with no subscription fees, minimum usage levels or seat licenses. Enterprises are simply charged a flat fee[2] per minute, per user, for any combination of audio, Web or video conferencing services. The new pricing plan is part of the conferencing leader’s strategy for supporting the market’s adoption of multimedia services.

“Our new pricing model provides our customers with exceptional value, offering full multimedia conferencing capabilities but at a fraction of the traditional cost,” said Francois Legros, Genesys Chairman and Chief Executive Officer. “In other words, the Multimedia Minute allows our customers to enjoy a full-featured multimedia Web service for just a few additional cents over the price of a regular telephone call. We’re confident that this pricing strategy will provide better support to current multimedia conferencing customers while also converting many audio-only conferencing users into multimedia conferencing users.”

Genesys Meeting Center is a communication and collaboration platform combining audio, video and Web conferencing into a single interface. Simple point-and-click commands allow moderators to deliver high-impact PowerPoint presentations, virtually share any document or application in real time, take participants on guided Web tours, conduct real-time surveys and polls for immediate feedback, and record any meeting for playback later.

A Reflection of Market Demand

Legros also described the multimedia pricing plan as a response to customer demand for audio, Web and desktop video conferencing services from a single supplier.

“Customers benefit from all of the advantages of using a single conferencing service, including tighter product integration, a consolidated monthly invoice and a single, knowledgeable source for technical support.”

According to Legros, during the last quarter, a trial of the Multimedia Minute was offered to a number Genesys’ audio-only customers.

____________________
[1] During 2002 (the last fully-audited year), Genesys Conferencing delivered 1.162 billion conference minutes, making it the third largest provider of audio and the largest provider of multimedia (audio, Web and video) conference services in the world.
[2] Actual pricing per minute rates are subject to local market and currency variations.

“These customers responded by increasing their use of desktop conferencing services (audio, Web and video) by, on average, 25 percent compared to the previous three months, helping us to record one of the best quarters in the history of the company[3],” said Legros.

Craig Donald, EMEA IT Director with VERITAS Software, one of Genesys’ Multimedia Minute trial customers, said, “The beauty of the Multimedia Minute is its transparency – customers simply pay for what they use. Genesys’ desktop conferencing is instantly scaleable and, contrary to the traditional software license model, there is no subscription fee, license, or download required. Users access audio, Web and desktop video services directly from their ‘unmodified’ desktop. Also, the Genesys solution provides the ability to allocate costs to departments and business units, an important requirement of the large enterprise market that is simply not possible with the seat license model.”

He added that the transparency of Genesys’ “pay-as-you-go” approach proved particularly compelling. “Genesys’ Multimedia Minute Plan represented an absolutely risk-free opportunity for our staff to experience the benefits of multimedia conferencing. Following the launch of Genesys Meeting Center internally we expect to increase our use of multimedia conferencing in Europe by an average of 25% during the next 18 months,” said Donald.

Web Service On Demand

David Alexander, Frost & Sullivan Industry Research Manager, Information and Communications Technologies, described Genesys’ Multimedia Minute as a reflection of the market preference for single-source vendors, delivering a single conferencing platform, and an example of an enterprise Web service truly provided “on demand.”

“Genesys’ pay-as-you-go pricing model represents an ideal way for conferencing service providers to expand end-user usage of multimedia applications in conjunction with audio conferencing. At a minimum, Genesys is now offering ‘one-stop shopping,’ a single multimedia conferencing service for a single multimedia price,” said Alexander.

Legros added that the new pricing policy reflects the company’s market leadership and commitment to innovation.

“Ever since we launched the world’s first automated conferencing service in 1989, Genesys Conferencing has been driven by innovation. Automation was complemented by a trend towards the multimedia applications for which we launched the world’s first integrated multimedia platform, Genesys Meeting Center, in 2001. And we continue to pioneer with the Multimedia Minute – the embodiment of an enterprise service available on demand and delivered via the Web,” concluded Legros.

____________________
 [3] Genesys Conferencing Reports Financial Results for Second Quarter Ended June 30, 2003 (13/08/2003). Available on request.

About Genesys Conferencing

Genesys Conferencing is a global leader in integrated multimedia conferencing, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. The largest conferencing specialist in the world, with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 20 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 15, 2003. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Contacts at Genesys:

Tricia Heinrich
Global Public Relations, Denver
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

Geoffrey Riggs
European Public Relations, Montpellier
Phone: +33 4 99 13 25 52
geoffrey.riggs@genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2003

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer